Exhibit 12.1

CubeSmart

Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

	2007	2008	2009	2010	2011
Earnings before fixed charges:
Add:
Loss from continuing operations	$(28,051)	$(27,634)	$(21,291)	$(11,996)	$(5,052)
Fixed charges - per below	56,192	54,192	47,831	44,539	46,626
Less:
Capitalized interest	(108)	(99)	(73)	(132)	(82)

Earnings before fixed charges	28,033	26,459	26,467	32,411	41,492

Fixed charges:
Interest expense (including amortization premiums and discounts related to indebtedness)	55,880	53,943	47,608	44,257	46,394
Early extinguishment of debt	—	—	—	—	—
Capitalized interest	108	99	73	132	82
Estimate of interest within rental expense	204	150	150	150	150

Total Fixed Charges	56,192	54,192	47,831	44,539	46,626

Income allocated to preferred shareholders	—	—	—	—	1,218
Total combined fixed charges and preferred distributions	56,192	54,192	47,831	44,539	47,844

Ratio of earnings to fixed charges (a)	0.50	0.49	0.55	0.73	0.87

(a)  Due to our losses in fiscal 2007, 2008, 2009, 2010 and 2011 the coverage ratio was less than 1:1.  The Parent Company must generate additional earnings of $28.2 million, $27.7 million, $21.4 million, $12.1 million, and $6.4 million to achieve a coverage of 1:1 in fiscal 2007, 2008, 2009, 2010 and 2011, repectively.